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                                                JOHN R. THOMAS
                                            DIRECT (503) 294-9448
                                            jrthomas@stoel.com



May 26, 2006


VIA EDGAR AND OVERNIGHT COURIER

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C.  20549

RE:      VERASUN ENERGY CORPORATION
         RESPONSE TO CORRESPONDENCE DATED MAY 25, 2006
         AMENDMENT NO. 2 TO FORM S-1
         FILED MAY 23, 2006
         FILE NO. 333-132861

Dear Ms. Long:

This letter is the response of VeraSun Energy Corporation (the "Company") to the Staff's comments to the above-referenced correspondence relating to Amendment No. 2 to Form S-1. The Company has included each of the Staff's comments dated May 25, 2006 and the Company's responses below.

        Principal and Selling Shareholders, page 78

                1. WE NOTE YOUR PROPOSED RESPONSE TO COMMENT 2 OF OUR LETTER DATED MAY 24, 2006. PLEASE INCLUDE THE REPRESENTATIONS CONTAINED IN THE RESPONSE IN YOUR PROSPECTUS.

                        The Company has made the requested revision. Please refer to page 79 of Amendment No. 3 to the Company's Registration Statement on Form S-1 ("Amendment No. 3").

        Financial Statements for the Quarter Ended March 31, 2006 Note 4 - Stock-Based Compensation, page F-36

                2. WE HAVE REVIEWED YOUR RESPONSES TO COMMENTS THREE AND FOUR. DESPITE THE SIGNIFICANT UNCERTAINTY REGARDING THE EMERGENCE OF THE ETHANOL INDUSTRY AND THE


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Pamela A. Long
May 26, 2006
Page 2



                        VOLATILITY OF ETHANOL PRICES DURING THE FIRST QUARTER OF 2006, WE WOULD EXPECT A REASONABLE VALUATION TO REFLECT AN INCREASE IN THE VALUE OF YOUR COMMON STOCK OF GREATER THAN THE $0.05 PER SHARE YOU HAVE RECORDED FOR THE FIRST QUARTER OF 2006.

                        THE DUFF AND PHELPS VALUATION REPORT YOU REFER TO IN YOUR RESPONSE ESTIMATED THE VALUE OF YOUR COMMON STOCK AS OF DECEMBER 31, 2005. ON APRIL 28, 2006 YOU ESTIMATED THE VALUE OF YOUR COMMON STOCK AS OF MARCH 31, 2006 USING THE SAME ASSUMPTIONS ORIGINALLY USED BY DUFF AND PHELPS IN THEIR DECEMBER 31, 2005 ANALYSIS. HOWEVER, WE NOTE THE FOLLOWING ITEMS:

                        - YOU MET WITH UNDERWRITERS REGARDING THE POSSIBILITY OF AN IPO TWO MONTHS EARLIER, AND IN THE INTERVENING PERIOD, BEFORE THE END OF THE QUARTER, YOU FILED A FORM S-1.

                        - YOUR APRIL 28 ANALYSIS ASSUMED THREE PLANTS, DESPITE YOUR PLANS TO BUILD TWO ADDITIONAL PLANTS, WHICH YOU DISCUSS IN THE PROSPECTUS SUMMARY AND ELSEWHERE IN THE FORM S-1 YOU FILED ON MARCH 30, 2006.

                        - BASED ON THE INFORMATION YOU PROVIDED, IT APPEARS THAT THE PER GALLON RACK PRICE OF ETHANOL INCREASED 11%, FROM $2.15 TO $2.38, BETWEEN THE NOVEMBER 30, 2005 OFFERING AND MARCH 31, 2006. THIS IS COMPARED TO THE SUBSEQUENT INCREASE OF 12% FROM $2.38 AT MARCH 31 TO THE AVERAGE RACK PRICE PER GALLON TO DATE FOR MAY OF $2.66.

                        - IT IS OUR UNDERSTANDING THAT CERTAIN COMPANIES IN THE ETHANOL INDUSTRY HAVE EXPERIENCED SIGNIFICANT STOCK PRICE INCREASES SUBSEQUENT TO MARCH 31, 2006; HOWEVER, IT ALSO APPEARS THAT SUCH INCREASES WERE PRECEDED BY SIMILAR INCREASES DURING THE PERIOD FROM NOVEMBER 30, 2005 TO MARCH 31, 2006.

                        ALTHOUGH WE ACKNOWLEDGE THE DRAMATIC INCREASE IN THE PRICE OF ETHANOL AND YOUR VALUATION DUE TO RECENT DEVELOPMENTS IN THE MARKET, IT APPEARS THAT A SIGNIFICANT PORTION OF THE INCREASE IN THE VALUE OF YOUR COMMON STOCK OCCURRED PRIOR TO MARCH 31, 2006.

                        Based upon the Company's discussions with the Staff, and after re-evaluating its valuation model and assumptions as of March 31, 2006, the Company has calculated a revised valuation of its common stock as of March 31, 2006 of $15.60 per share and, accordingly, has increased the valuation of the put warrant issued to Teachers Insurance and Annuity Association of America by $10.9 million. This results in a corresponding increase in the interest charge for the first quarter of 2006 of $10.9



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Pamela A. Long
May 26, 2006
Page 3



                        million. The Company has revised the relevant financial information in Amendment No. 3 accordingly.

                3. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT SIX. IF TRUE, PLEASE CONFIRM THAT THE ORIGINAL TERMS OF EACH OF THE OPTIONS THAT HAD A MEASUREMENT DATE PRIOR TO THE APRIL 1, 2006 PROVIDED FOR ACCELERATION UPON AN INITIAL PUBLIC OFFERING. IN THIS REGARD, WE NOTE YOUR STATEMENT ON PAGE F-38 THAT "CERTAIN" SERVICE AWARDS PROVIDE FOR ACCELERATED VESTING UPON A CHANGE IN CONTROL.

                        The Company confirms that the original terms of the options that will accelerate upon completion of the Company's planned initial public offering have not been changed. With respect to the second half of comment no. 3, the Company confirms that some of its options, including those awarded to directors of the Company, do not provide for accelerated vesting upon a change of control.

        Exhibits

                4. WE NOTE YOUR RESPONSE TO COMMENT 8 OF OUR LETTER DATED MAY 24, 2006. PLEASE EXPAND UPON YOUR RESPONSE TO DISCUSS YOUR VIEW THAT THE CONTRACT IS IMMATERIAL, GIVEN YOUR PROSPECTUS DISCLOSURE REGARDING THE AGREEMENT AND AMERICAN MILLING'S ANTICIPATED PARTICIPATION IN YOUR DIRECTED SHARE PROGRAM. THIS RESPONSE SHOULD INCLUDE THE SUBSTANTIVE TERMS OF THE CONTRACT, PARTICULARLY ITS CONSIDERATION. IN ADDITION PLEASE CONFIRM THAT AMERICAN MILLING IS NOT A RELATED PARTY OR, ALTERNATIVELY, REVISE YOUR PROSPECTUS TO DISCLOSE THE NATURE OF THE RELATIONSHIP.

                        The Company has filed the American Milling agreement as
                        Exhibit 2.1 to Amendment No 3. The Company is seeking confidential treatment for the pricing terms in the agreement because they may affect the Company's acquisition of property in the future, even though the Company may not purchase any development sites under the agreement. The Company confirms that American Milling is not a related party.

The Company is appreciative of the Staff's efforts on its behalf over the past few weeks and management looks forward to speaking with you today regarding this letter and Amendment No. 3. Please address any questions or comments you may have about this letter or Amendment No. 3 to me at (503) 294-9448.


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Pamela A. Long
May 26, 2006
Page 4


Very truly yours,

/s/ John R. Thomas

John R. Thomas

cc:      Mr. Chris Edwards, Special Counsel
         Mr. Matt Franker, Staff Attorney
         Mr. Ernest Greene, Staff Accountant
         Mr. Scott Watkinson, Senior Staff Accountant
         Mr. Donald L. Endres
         Mr. Danny C. Herron
         Mr. John M. Schweitzer
         Mr. John J. Sabl